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                                                          SEC FILE NUMBER

                                                             0-18114
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                                                           CUSIP NUMBER

                                                             517919106
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING




(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: June 30, 2001
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

VirtualFund.com, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
6462 City West Parkway, Suite 175

City, State and Zip Code
Eden Prairie, Minnesota 55344
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)      The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       | (b)      The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR, [ X ] or
  [X]  |          portion thereof, will be filed on or before the fifteenth
       |          calendar day following the prescribed due date; or the subject
       |          quarterly report of transition report on Form 10-Q, or portion
       |          thereof will be filed on or before the fifth calendar day
       |          following the prescribed due date; and
       | (c)      The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant underwent significant management changes in 2001 and required more time than was originally anticipated to prepare an accurate and timely Form 10-K
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Monte Johnson           (952)               943-9777
               (Name)               (Area Code)        (Telephone Number)

(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act of
         1934 or Section 30 of the Investment Company Act of
         1940 during the preceding 12 months (or for such
         shorter) period that the registrant was required to
         file such reports) been filed? If answer is no,
         identify report(s).                                     [X] Yes [ ] No

(3)      Is it anticipated that any significant change in
         results of operations from the corresponding period
         for the last fiscal year will be reflected by the
         earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended June 30, 2000 the Company showed net income of $19 million, which reflected a gain on the sale of the principal operations of the company of $35.8 million. During the year ended June 30, 2001 and in July, 2001 the Company has exited all remaining operating businesses. In addition, the Company's auditors resigned in June 2001 and new auditors were hired in July 2001. Through nine months ended March 31, 2001 the Company has reported a net loss of $22.7 million. It is anticipated that the net loss for the fourth quarter will not be significant.


                              VirtualFund.com, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date October 1, 2001                         By: /s/ Monte Johnson
                                                 ------------------------------
                                                 Monte Johnson, Interim CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.